UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice to Convene Annual General Meeting

On April 11, 2016, Forward Pharma A/S (the “Company”) mailed to its shareholders a notice to convene the 2016 annual general meeting of shareholders on May 6, 2016 and accompanying documentation. The notice and accompanying documentation have been posted on the Company’s website, http://forward-pharma.com, and are being furnished as exhibits to this Report on Form 6-K.

On or about April 13, 2016, Bank of New York Mellon, the depositary for the American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, distributed to ADS holders a voting instruction card for ADS holders. The voting instruction card is being furnished as an exhibit to this Report on Form 6-K.

Exhibits

99.1	Notice to Convene Annual General Meeting
99.2	Proxy/Voting by Correspondence Form
99.3	Request for Admission Card
99.4	Share and Voting Rights
99.5	Voting Instruction Card

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: April 13, 2016	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer